SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.




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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Names New Corporate COO & CFO dated March 17, 2005.


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                                                                          ITEM 1

Press Release                                                   Source: MTS Ltd.

MTS Names New Corporate COO & CFO

Tuesday March 15, 8:30 am ET

- Ori Shachar to Pursue Personal Interests

RA'ANANA, Israel, March 15 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq SmallCap: MTSL - News), a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions, today announced that it has named Shlomi Hagai corporate chief operating officer and chief financial officer. Mr. Hagai replaces Ori Shachar, who is leaving the Company to pursue personal interests.

Shlomi Hagai has served as MTS' financial controller for the past four years. Prior to joining MTS, Mr. Hagai served as audit team manager in the professional department of Ernst &Young Israel, supervising private and public companies in the high-tech, industrial, services and infrastructure sectors.

Eytan Bar, MTS president and chief executive officer commented: "We are confident that Shlomi's experience with MTS and other public and private high-tech companies will serve him well as he expands his responsibilities to encompass all corporate financial and administrative activities."

"We thank Ori for his contributions and wish him well in his pursuits," added Mr. Bar.

Mr. Shachar will remain with the Company through the reporting of first quarter results, which are anticipated in early May.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated pre-paid and post-paid billing, web-based self-provisioning, assets management, help desk, order management, partners management and other revenue-generating applications. MTS' Customer Care and Billing Solutions (CC&B) offer centralized revenue and user management, as well as real-time billing to operators and service providers.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland and Brazil and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:
     Rachel Levine
     Investor Relations
     The Anne McBride Company, Inc.
     Tel: 212-983-1702 ext. 207
     E-mail: rlevine@annemcbride.com


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer



Date:  March 17, 2005